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Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel www.davispolk.com

Resident Hong Kong Partners

Karen Chan †            Martin Rogers †

Yang Chu †               Patrick S. Sinclair*

James C. Lin*           Miranda So*

Gerhard Radtke*      James Wadham†

Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

August 13, 2020
Re:	Boqii Holding Limited (CIK: 0001815021) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on June 22, 2020

Confidential

Mr. Blaise Rhodes

Mr. Rufus Decker

Ms. Cara Wirth

Ms. Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rhodes, Mr. Decker, Ms. Wirth and Ms. Jaskot:

On behalf of Boqii Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 18, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 22, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

August 13, 2020

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included audited financial statements as of and for the fiscal year ended March 31, 2020, as well as other data and information to reflect recent developments.

To facilitate the Staff’s review, we have separately delivered to the Staff four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and four copies of the submitted exhibits.

The Company currently plans to publicly file a registration statement including unaudited financial statements as of June 30, 2020 and for the three months ended June 30, 2019 and 2020 in early September.

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Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.

Please disclose here, and elsewhere as appropriate, what you mean by a “pet ecosystem” or “eco-platform” and how this differs from a basic online platform. Please also tell us what you mean by a “seamless online-offline pet eco-platform.” Please also explain what is meant by your statement that you “believe this is bound to happen because it is what customers expect and demand.”

The Company respectfully advises the Staff that, unlike a conventional online retail platform, the Company not only provides pet parents with diverse product and content offerings, but also fosters a flourishing ecosystem around it and serves an expanding offline network of third-party pet stores. Through its online platform and offline network, the Company connects and empowers other participants across the pet value chain, including brand partners, manufacturers of pet products, physical pet stores and pet hospitals, and pet-related content providers. Therefore, the Company believes that the term “pet ecosystem” depicts a holistic overview of its business as the term connotes the Company’s unique business model and value propositions to the various market participants. While the Company used “pet ecosystem” and “pet eco-platform” interchangeably in the Draft Registration Statement, it has consistently used “pet ecosystem” throughout the Revised Draft Registration Statement to avoid confusion. In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 111 of the Revised Draft Registration Statement to further clarify the meaning of “pet ecosystem,” its core participants and their respective relationships with the Company’s online sales platforms. In addition, existing disclosures from page 111 to 113 of the Revised Draft Registration Statement highlights the value propositions the Company offers to each major participant in the pet ecosystem.

August 13, 2020

With respect to the meaning of “seamless online-offline pet eco-platform,” the Company advises the Staff that its online sales platforms and offline network are seamlessly interconnected to enhance customer experience. The Company leverages its brand influence in China, industry insights and technology to help physical pet stores transform digitally and improve operating efficiency. Specifically, with the introduction of the Company’s proprietary SaaS solution, the Company is able to connect the offline stores with the Company’s online sales platforms, which enables these stores to easily replenish stock from and place orders with the Company. As a result, the Company has developed close relationships with these pet stores to further expand its offline network. At the same time, the Company’s offline network contributes additional product sales revenues by extending its customer reach from retail customers to small- to medium-sized pet stores and pet hospitals, while making its products more accessible to pet parents and creating more interactions and touchpoints with them. Through such seamless connection between its online sales platforms and offline network, the Company is capable of empowering physical pet stores and pet hospitals and serving more pet parents, while generating more sales from both individual and business customers.

With respect to the statement that the Company “believe[s] this is bound to happen because it is what customers expect and demand,” the Company respectfully advises the Staff that, according to Frost & Sullivan, pet parents in China value both online and offline shopping experience and are likely to gravitate towards a one-shop destination for all its pet-related needs, including shopping, content, education, social interactions and pet-related services. On one hand, online platform provides pet parents with a variety of pet products and convenient delivery options, which is enhanced by a content-driven “discover and buy” model that guides pet parents along their online shopping journey. On the other hand, physical pet stores still form an integral part in the pet industry as certain services, such as pet care, training and grooming, are only available offline. Therefore, as confirmed by Frost & Sullivan, a seamless online-offline experience that satisfies both the online and offline shopping and service needs of pet parents is more likely to succeed in the pet market in China.

Conventions Which Apply to this Prospectus, page 9

2.

We note your key operating data on page 16 states that average order value and average spending per active buyer exclude products sold by Xingmu, as those sales were not material to you during the indicated periods. However, the definition of GMV indicates that products sold by Xingmu are included in GMV. Please tell us why Xingmu product sales are included for certain metrics and not for others, and whether such information is comparable given the method of calculation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 15, 84, 113 and 120 of the Revised Draft Registration Statement to include Xingmu product sales for all metrics.

Capitalization, page 69

3.	Please remove the operating lease right-of-use assets line item as it does not constitute a part of your capitalization and indebtedness. Refer to Item 3.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosures on page 68.

Key Components of Results of Operations, page 87

4.

We note that your product sales decreased from the nine months ended 2018 to the same period in 2019, but your GMV increased for the same period from 2018 to 2019. Please explain the reason for the decrease in product sales but simultaneous increase in GMV.

The Company respectfully advises that the decrease in product sales and increase in GMV during the relevant periods was primarily due to the change in the Company’s inventory models and the corresponding revenue recognition policy as well as increased sales to offline pet stores and pet hospitals.

August 13, 2020

As disclosed on page 126 of the Draft Registration Statement, the Company has adopted three inventory models, namely (i) distribution model, (ii) consignment model and (iii) drop shipping models. The Company’s GMV reflects products sold through distribution model and dropping shipping model where the Company acts as a principal in the transactions and recognizes product sales revenues on a gross basis. However, the Company’s GMV does not cover products sold through consignment model under which the Company charges commission fees for products sold by its brand partners while not taking control of the underlying products (which are considered to be the brand partners’ inventory) until they are sold to the end consumers. For the avoidance of confusion, the Company has revised the disclosure on page 9 of the Revised Draft Registration Statement to clarify the definition of GMV.

As disclosed on page 126 of the Draft Registration Statement, the Company started to strategically reduce product sales through the consignment model in early 2019. Therefore, in the nine months ended December 31, 2019, despite the increase in the Company’s GMV as a result of its business growth, the Company’s product sales revenue decreased due to decrease in the revenues generated from commission fees received from sales under the consignment model.

In addition, the Company increased product sales to offline pet stores and pet hospitals in the nine months ended December 31, 2019. As disclosed on page 125 of the Draft Registration Statement, the Company typically supplies products to these offline stores in bulk at discounted prices. Therefore, with increasing percentage of sales to offline stores and hospitals in the nine months ended December 31, 2019, the Company sold more products at discounted prices, which led to a decrease in its product sales revenues despite growth in GMV in the same period compared to the same period in 2018.

Market Competition Landscapes, page 110

5.

We note your disclosure regarding market competition and the charts that appear at the top of page 111 that lists the “Top 5 Pet Online Retail Platform in China in 2019” and “Top 3 Pet-focused Online Retail Platform in China in 2019.” Please state your belief as to why GMV is a useful comparative tool in this instance, considering that it is not calculated in the same manner by all companies represented in the charts. Please also disclose how GMV is calculated by the other companies and how the various methods used by such companies (for example, using listed price versus suggested retail price, or including discounts) may materially impact the information presented.

The Company respectfully submits that, as confirmed by Frost & Sullivan, it believes that (i) industry ranking in terms of GMV is a common market practice in online retail industries as it is an industry norm for online retail platforms to use GMV as a financial metric, which provides an indication of a company’s transaction volume by counting the value of all goods ordered without taking into consideration any discounts, regardless of whether the goods are delivered or returned, and (ii) its definition of GMV is reasonable compared to industry norm. When compiling the industry ranking lists disclosed on page 108 of the Draft Registration Statement, Frost & Sullivan consulted public disclosure of GMV definition of publicly traded companies, and conducted its own independent research and survey on the GMV definition of private companies to ensure that the GMV definitions adopted by these companies are relatively consistent with that of the Company. Among some major pet online retail platforms in China, for example, Alibaba defined GMV in its annual report on Form 20-F for the fiscal year ended March 31, 2020 filed with the Commission on July 9, 2020 (Securities Act File No. 001-36614) as “the value of confirmed orders of products and services on our marketplaces, regardless of how, or whether, the buyer and seller settle the transaction,” JD.com defined GMV in its annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Commission on April 15, 2020 (Securities Act File No. 001-36450) as “the total value of all orders for products and services placed in our online retail business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned,” and Pinduoduo defined GMV in its annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Commission on April 24, 2020 (Securities Act File No. 001-38591) as “the total value of all orders for products and services placed on Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned.” According to Frost & Sullivan’s interview with industry experts, GMV is also commonly used to measure the sales of pet products, such as in the case of Epet and Goumin, two pet-focused online retailers in China.

August 13, 2020

Furthermore, in response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Revised Draft Registration Statement to include a risk factor on inconsistent measures of certain operating metrics adopted by similar companies in the industry.

Business, page 113

6.

Please explain what it means that you have “built close relationships,” “cooperated with,” and are “seamlessly connecting” over 340 brand partners and 121 manufacturers, including whether this means that you have contracts with such parties or otherwise generate revenue from such partners. Please also define the terms “brand partners” or “brand owners” as used throughout the prospectus.

The Company respectfully advises the Staff that a substantial majority of SKUs sold on its online sales platforms were provided by its brand partners. As disclosed on page 121 of the Draft Registration Statement, the Company enters into supply agreements with these brand partners or their agents and sell their branded products on the Company’s online sales platforms and through its offline network of pet stores and pet hospitals. Upon successful sales of their products, the Company charges the respective brand partners a negotiated amount or a fixed rate commission fee based on the sales amount.

In response to the Staff’s comment, the term “brand owners” refers to companies engaging in the production and sale of branded pet goods, and “brand partners” refers to specific brand owners whose products are sold via the Company’s online sales platforms and offline network. The Company has revised the disclosure on page 9 of the Revised Draft Registration Statement to add definitions on both terms.

7.

Please revise this section to provide a clear description of your material product offerings and their contribution to revenues. In particular, it is unclear how certain of your offerings, such as your membership program, mobile app, Boqii Mall, and sales from you private label products, contribute to your revenues, and whether such contributions are material. Please also explain any material differences in the way you generate revenue from sales on Boqii Mall versus sales on third-party e-commerce platforms. Refer to Item 4.a of Form F-1 and Item 4.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 119 and 120 of the Revised Draft Registration Statement to clarify the Company’s monetization models.

8.

We note that on page 22 you break down total GMV by branded products and private label products, and GMV generated from sales on Boqii Mall and third-party e-commerce platforms. Please disclose the revenue generated by these products and sales, in addition to the GMV.

August 13, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 124 of the Revised Draft Registration Statement.

Our Offline Network, page 132

9.

Please explain what it means that you had “cooperated with” over 15,000 physical pet stores and pet hospitals. Please also disclose the percentage of your sales that are made to physical pet stores and pet hospitals.

The Company respectfully advises the Staff that it cooperates with physical pet stores and pet hospitals by supplying pet products and offering its SaaS solution to such businesses. As disclosed on page 125 of the Draft Registration Statement, the Company enters into customary supply agreements with pet stores and pet hospitals, and sells pet products mostly in bulk to such parties. In addition, as disclosed on pages 124 and 125, the Company offers its SaaS solution to offline stores to help them with inventory and supply management, membership management, and other store operational management services. The Company currently offers its SaaS solution free of charge.

The Company further advises the Staff that it started establishing its offline network of physical pet stores in 2015. Currently, the Company’s offline business is still at its early stage, and has yet to generate any significant revenues. In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Revised Draft Registration Statement to disclose the percentage of its sales from physical pet stores and pet hospitals in the fiscal years ended March 31, 2019 and 2020.

Jury Trial Waiver, page 187

10.

We note your disclosure that indicates that the deposit agreement provides that ADS holders waive the right to a jury trial, “including any claim under the U.S. federal securities laws.” Please amend your risk factor on page 62 to disclose other risks, which may include increased costs to bring a claim and that these provisions may discourage or limit suits against you or the depositary. Please also clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised Draft Registration Statement.

Consolidated Financial Statements

1. Organization and principal activities

(b) Consolidated variable interest entities, page F-14

11.

We note your disclosure of the contractual arrangements you have with your VIEs. Please provide additional details for each contract including, but not limited to, how you determined you have control over the PRC domestic companies, how you determined you are entitled to the economic benefits and obligated to absorb losses, the term of each contract and whether each contract is renewable. Refer to FASB ASC 810-10-25-38. In addition, provide the disclosure outlined in FASB ASC 810-10-50-5A.

In response to the Staff’s comment, the Company has revised the disclosures on pages F-15, F-16 and F-17. The Company also respectfully advises the Staff that all the contractual arrangements related contracts are renewable.

August 13, 2020

29. Unaudited pro forma balance sheet and loss per share, page F-76

12.

Please tell us how the difference between the carrying value and redemption value (i.e., unaccreted portion) of the preferred shares as of the most recent balance sheet date was considered in determining the pro forma adjustments to the balance sheet. Please also disclose how you considered the original issuance dates of the preferred shares and debt being converted into ordinary shares in determining the length of time these ordinary shares were considered outstanding in your pro forma loss per ordinary share computations. If you assumed these ordinary shares were outstanding prior to the original issuance dates of the preferred shares and debt being converted in your pro forma loss per ordinary share computations, please tell us your basis for doing so.

The Company respectfully advises the Staff that as disclosed in Note 20 of Consolidated Financial Statements in Draft Registration Statement, for each reporting period, the Company accretes the carrying amount of the preferred shares to the higher of (1) the fair market value of the preferred shares on the reporting date, or (2) the result of using effective interest rate method to accrete the preferred shares to the redemption prices on the optional redemption date that are calculated with pre-determined formulas. On a pro forma basis, the carrying values of preferred shares are included in shareholders’ deficit under ordinary shares (representing the total par values of the converted ordinary shares) and additional paid-in capital (representing the total carry values of preferred shares minus the total par values of the converted ordinary shares), respectively. Please be advised that the preferred shares are redeemable at the option of the holders if the Company cannot complete a Qualified Initial Public Offering (“Qualified IPO”) . Upon occurrence of a Qualified IPO, the preferred shares will be automatically converted into ordinary shares and no further accretion will occur. Therefore, the unaccreted portion of the redemption value was not taken into account when preparing the unaudited pro forma balance sheet information as of December 31, 2019.

The Company respectfully advises the Staff that when determining the length of time the ordinary shares (converted from the preferred shares and debts) were considered outstanding in the pro forma loss per ordinary share computations, the Company assumed the preferred shares and debts had been converted into ordinary shares on (i) the beginning of the reporting period, or (ii) the original issuance dates of respective preferred shares or debts, whichever is later. The Company also respectfully submits that it has modified its disclosure on page F-79 in response to the Staff’s comment to clarify how the length of time these ordinary shares (converted from the preferred shares and debts) were considered outstanding was determined.

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August 13, 2020

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at

+852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely, /s/ Li He Li He

cc:

Ms. Yingzhi (Lisa) Tang (lisa@boqii.com), Co-Chief Executive Officer

Ms. Ying (Christina) Zhang (christina@boqii.com), principal accounting officer
Boqii Holding Limited

Ms. Shuang Zhao, Esq., Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Jack Li, Partner
PricewaterhouseCoopers Zhong Tian LLP